

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 30, 2007

via U.S. mail and facsimile
Mr. Lonny E. Townsend
Magellan GP, LLC
Magellan Midstream Partners, L.P.
One Williams Center
Tulsa, Oklahoma
74172

> **Re: Magellan Midstream Holdings, LP**
> **Registration Statement on Form S-3**
> **Filed March 12, 2007**
> **File No. 333-141228**
> **Amendment No.1 to Annual Report on**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2006**
> **File No. 1-32745**

Dear Mr. Townsend:

We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that MGG Midstream Holdings, LP is offering to sell approximately 64.9% of its ownership interest in the company. Please revise your disclosure to include in the risk factor discussion and as may be appropriate elsewhere in the prospectus, disclosure that informs investors of the possible change in

control of the company associated with the proposed sale and the consequences of such change of control to the Company. Disclose for example, whether MGG Midstream Holdings, LP currently exercises its control of the Company directly through its 64.9% ownership interest or indirectly through its ownership and control of Magellan Midstream Holdings, GP, the general partner of the Company and the consequences, if material, resulting from its divestment of a direct controlling interest in the Company. Finally, please indicate whether any third-party has indicated an interest in acquiring the block of units being offered by MGG Midstream Holdings, LP. We may have further comment.

(Second Preliminary Prospectus) Selling Unitholders, page 62

2. Please disclose if the selling unitholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that the selling unitholder is a registered broker-dealer, please revise your disclosure to indicate that such selling unitholder is an underwriter, unless such selling unitholder received its securities as compensation for investment banking services. If the selling unitholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling unitholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling unitholder is an underwriter.

Signatures

3. Please provide the signature of the company's principal accounting officer or controller. If Mr. Chandler is also signing in his capacity as the controller of the company, please indicate as such next to his signature.

Form 10-K/A for the fiscal year ended December 31, 2006

Item 9A. Controls and Procedures, page 126

4. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that [your] disclosure controls and practices are effective in providing reasonable assurance that all required disclosures are included in the current report." Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please also confirm that you will provide disclosure in your future filings that conforms to this comment and Rule 13a-

15(e).

5.   We refer you to your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you should remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please also confirm that you will provide disclosure in your future filings that conforms to this comment.

6.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Dan Fleckman, Esq. (via facsimile)
       M. Duru
       A. Nguyen Parker